Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LaneAxis, Inc.
419-A Main Street, Suite 121
Huntington Beach, CA 92648-8116
www.laneaxis.com

Up to $1,069,999.96 in Common Stock at $0.41
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: LaneAxis, Inc.
Address: 419-A Main Street, Suite 121, Huntington Beach, CA 92648-8116
State of Incorporation: DE
Date Incorporated: June 04, 2015

Terms:

Equity

Offering Minimum: $9,999.90 | 24,390 shares of Common Stock
Offering Maximum: $1,069,999.96 | 2,609,756 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.41
Minimum Investment Amount (per investor): $299.71

Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.

Bonus Rewards

Early Bird Bonus

25% bonus shares for the first 10 days of the campaign

15% bonus shares for the next 30 days of the campaign

5% bonus shares for the next 2 weeks of the campaign

Volume Bonuses

Invest $300+ and receive 1-month free service

Invest $500+ and receive 3-month free service

Invest $1,000+ and receive 6-month free service

Invest $2500+ and receive 1-year free service

All bonuses occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

LaneAxis, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at

$0.50 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

A lack of true visibility, and as a result trust, has long kept shippers and drivers from doing meaningful business together. Costly intermediaries have historically filled this void.

Now, the fully patented LaneAxis System is paving the way for a better future. The Pro Driver App is a digital home base that gives drivers the opportunity to enter their driver and vehicle details along with current and future locations.

When shippers query the network for specific location and equipment needs, suitable drivers will instantly receive broadcast "revenue alerts".

The signup process for both shippers, carriers/brokers and drivers is simple – and the results are game changing. LaneAxis owns all Intellectual Property related to the business. Our patent was invented by CEO Rick Burnett and is assigned and owned by LaneAxis, Inc.

Developed and inspired by a team with decades of combined experience in transportation, logistics and software development, the LaneAxis think tank has the passion and skills required to the transform freight logistics the right way.

Litigation

LaneAxis, Inc. as a company has been involed in two prior federal suits which are now resolved, one in 2018 and one in 2016. The 2016 suit was a patent infringement suit which was settled and LaneAxis did not pay any claim. The 2018 suit was a Shareholders Suit which has since been settled.

There are currently no active or outstanding lawsuits.

Corporate Structure

LaneAxis, Inc. has two wholly-owned subsidiary companies, LaneAxis GPSCT, Inc., a

Delaware corporation, and Bubo Technologies, LLC, a Delaware Limited Liability Company. Currently, both subsidiaries have no active business operations, no employees, and no revenue. Both subsidiaries were created for the purposes of investments and activities which did not come to fruition. LaneAxis, Inc. plans to winddown and close both entities.

Competitors and Industry

The LaneAxis Carrier and Shipper Portal's main competitors are Verizon Connect, Geotab, Fourkites, 10-4 and Uber Freight. The competitors listed are load boards with mobile tracking but not a driver network system with query able access to directly connect to drivers.

The LaneAxis Professional Trucker app's main competitors are Trucker Path and Truck Map. The LaneAxis Professional Trucker app connects to the LaneAxis network portal. A data driver network that provides real-time tracking, e-docs and direct connectivity.

When it comes to the complete system as a whole , LaneAxis differentiates from its competitors by not only improving the process of moving product today but introducing new kpi's, data, and visibility into freight managment and movement.

Current Stage and Roadmap

Prior Key Developments

2015 - Incorporated LaneAxis, Inc.

2018 - LaneAxis IP is developed.

Q2 2019 - Formed partnerships with AAOO, Pilot Flying J and HERE mapping.

Q4 2019 - Mobile application is live on Playstore and is fully functional, adding over 1,000 new customers in Q4 2019. Truck drivers use the app daily for truck specific navigation. Future development will allow drivers to direct freight in the app.

Current Development Stage and Future Roadmap

Today, LaneAxis has several thousand drivers using the Professional Trucker App that connect to the Shipper-Carrier Direct Optimization Platform that provides real-time tracking, e-docs, load level messaging, analytic data sets and historical archival records.

Q1 2020 - 2,000+ new customers to the mobile application so far in Q1. A current ~ 25%+ monthly growth rate from Q4.

Q2 2020 - Close Start Engine campaign. Carrier portal launch and is fully functional. Shareholder connections starting to use the carrier portal.

Q3 2020 - We believe shipper portal will be fully functional and gaining users. Ramp

up marketing to grow driver network and revenue via $.99 Carrier/Broker track your shipment charge.

Q4 2020 - Shipper direct queries the LaneAxis driver network and connects directly within seconds.

Q1 2021 - Advanced network visibility. LaneAxis network algorithms provide days in advance visibility to both shippers and drivers helping reduce the one million daily empty truck movements.

The Team

Officers and Directors

Name: Rick L. Burnett

Rick L. Burnett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/Chairman/CEO
  Dates of Service: January 01, 2015 - Present
  Responsibilities: All company operations. Currently Rick Burnett draws a salary of $100,000.00 annually and there is no equity compensation plan in place at this time.

- **Position:** Director
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Corporate management.

Name: R. Mason Burnett

R. Mason Burnett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Operations of product development. Currently, Mason draws a salary of $72,000.00 annually and there is no equity compensation plan in place at this time.

- **Position:** Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Corporate management.

Name: Andrew Rivera

Andrew Rivera's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Communications and Marketing. Currently, Andrew draws a $72,000.00 annual salary and has no equity compensation plan in place at this time.

Other business experience in the past three years:

- **Employer:** Budbo, Inc.
  Title: Communications Director - Contract Position
  Dates of Service: March 01, 2017 - July 01, 2018
  Responsibilities: Lead writer and content creator for data analytics company during its global campaign for an Initial Token Offering.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for drivers connecting to shippers and carriers. Our revenues are therefore dependent upon the market for drivers connecting to shippers and carriers.

We may never have an operational product or service

It is possible that there may never be an operational shipper and carrier direct network or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will

not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our shipper and carrier portals and mobile trucker app. Delays or cost overruns in the development of our shipper and carrier portals and mobile trucker app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

LaneAxis was formed on 01/01/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LaneAxis has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a shipper / carrier direct network portal is a good idea, that the team will be able to successfully market, and

sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns patent #9928475. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing

our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AWS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider

to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

Investments in small businesses and start-up companies are often risky.

The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

We have minimal revenues and as a result we face risks and uncertainties relating to our ability to successfully implement our proposed operations.

We have had minimal revenues from our operations which make an evaluation of our future performance and prospects difficult. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties that may be encountered in the expansion of our business based on our planned operations, including, but not limited to, current and potential future regulatory limitations that may be imposed on the trucking industry participants. Furthermore, we face risks and uncertainties relating to our ability to successfully implement our proposed operations.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

No guarantee of profitability and our estimated expenses may exceed the projected needs on which this offering is based.

There can be no assurance that our revenues will be sufficient to create net profits for our Company. Although our management believes in our economic viability, there can be no guarantee that the business will be profitable to the extent anticipated. Success of the venture is primarily dependent upon the extent that we are able to operate our Company in accordance with expectations and assumptions as set forth in our

financial projections. We have estimated the cost of certain expenses required to fund our initial capital needs which will allow us to conduct our operations for approximately the next 12 months. If expenses exceed those projected, we may need to conduct an additional seed offering which would negatively impact the value of the Shares.

Our success will be dependent on our key founders and employees.

Our ability to achieve our investment objectives is dependent upon the performance of our founders and key employees, in the management of our assets and operation of our day-to-day activities. You will rely on our management's ability and the oversight of our board of advisers (if and when fully established). We will not provide key-man life insurance policies for any of our founders or key employees.

Our success depends on our ability to execute fully our business strategy.

Our ability to implement the key initiatives of our business strategy is dependent upon a number of factors, including our ability to effectively manage our business, including the potential impact on cash flows, acquire additional users of our app, and secure short and long-term financing at attractive rates, if at all. There can be no assurance that any of these initiatives will be successfully and fully executed in the amounts or within the time periods that we expect.

An economic slowdown or other unfavorable changes in economic conditions in the markets could adversely impact our business, results of operations, cash flows and financial condition and the value of your investment.

The development of negative economic conditions may significantly affect a supporter's ability to financially support or an investor's ability or desire to invest in an early-stage company. In addition, these conditions may also lead to a decline in the value of early stage companies and make it more difficult for us to raise additional capital at an attractive valuation. We could also face challenges related to adequately managing our company, should we experience increased operating and compliance costs, and as a result, we may experience a material loss or a decline of revenues. Any of these factors may adversely affect the business, results of operations, cash flows and financial condition and the value of your investment.

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act

of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company may not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

We do not have any intention to pay dividends now or in the future.

Our Board will decide our dividend policy in the future depending on the results of our operations, our financial condition and other factors related to the business that the board, in its sole discretion, may consider relevant. Our dividends policy may also be changed at any time. We do not have any intention to pay dividends now or in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rick L. Burnett	5,505,635	Common Stock	28.32

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, Convertible notes payable, and Other convertible notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,609,756 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 19,436,662 outstanding.

Voting Rights

Standard voting rights.

Material Rights

The total outstanding shares includes the following:

1- 18,128,618 outstanding shares as of February 2020

2- 1,308,044 shares in relation to convertible notes

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

As there have been no shares of preferred stock issued to date, no voting rights have been determined for such shares.

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers,

preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. rn the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Convertible notes payable

The security will convert into Optional conversion into common stock or preferred stock, depending on terms of the conversion. and the terms of the Convertible notes payable are outlined below:

Amount outstanding: $350,000.00
Maturity Date: July 12, 2018
Interest Rate: 4.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Change of control or optional conversion.

Material Rights

The Company expects to convert these outstanding convertible notes at 2X principal, no interest, at their original conversion price.

$50k was subsequently converted.

Other convertible notes

The security will convert into Common stock and the terms of the Other convertible notes are outlined below:

Amount outstanding: $100,000.00

Maturity Date: October 04, 2022
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Optional

Material Rights

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31 2019, the outstanding balance was $100,000. The entire balance was classified as non-current.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $410,000.00
  Use of proceeds: First system design
  Date: January 01, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working capital
  Date: October 04, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,322,635
  Use of proceeds: Shares issued during 2017 for services and other consideration.
  Date: December 31, 2017
  Offering exemption relied upon: Section 4(a)(2) and/or Rule 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $386.00
  Number of Securities Sold: 3,855,482
  Use of proceeds: Shares issued during 2019 for services and other consideration and as a result of conversion of certain outstanding promissory notes.
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2) and/or Rule 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

There are multiple circumstances which led to the performance on our financial statements.

First, LaneAxis was incorporated in June 2015, and developed an original system as a shipper to carrier platform that focused on major shippers inviting their carrier networks. At that time, there was a lack of technology being used by drivers in the industry which gave us limited functional abilities to develop our software. In 2016 and 2017, as beta testing progressed only 18% to 22% of the drivers had smartphones. Furthermore, those drivers that did use smartphones did not want to use their data on our service or did not want to be tracked. There was no device for the LaneAxis' software to run the load tracking and electronic documentation capabilities.

Second, as time progressed, in 2018, the Company's focus was on blockchain and tokenizing the platform for future network monitoring while technology caught up in the transportation industry. In the beginning of 2019, the Company forged a partnership with AAOO, Pilot Flying J and HERE, a truck-specific navigation system. AAOO's partnership with our Company connected AAOO's 100,000+ driver network with the LaneAxis Professional Trucker App. The App was engineered to integrate into the members' mouse system in order to extract member benefits. Driver gains truck-specific mapping with all Pilot Flying J location and every 15-minute price updates. Furthermore, driver locations are accessed inside the LaneAxis network portal. This development required a substantial amount of capital funding.

As the network grows, shippers will have the ability to bid and connect directly to drivers. The current focus of the $.99 track your shipment is geared towards the millions of loads a day that are being managed by phones, paperwork and emails.

At the end of 2019, the trucking industry went through an upheaval because of the implementation of the electronic logging device mandate (the "ELD Mandate"). The ELD Mandate enforces the hours of service law, which how much truck drivers can drive and when. They cannot drive for more than 11 hours during a 14-hour period.

In conclusion, the industry was not moving at the same pace as the technology LaneAxis was developing in the past until 2019. In 2019, major development cost was incurred to re-engineer and integrate partnerships to the platform.

Historical results and cash flows:

Past historical results and cash flows are not representative of what investors should expect in the future. Over the past few years, our product, platform, and software was in development. In addition, the trucking industry was also starting to deploy more current technology to their drivers. Now, with truck drivers increasingly using smartphones, including the ELD Mandate requiring drivers to log their trucking hours on their phone, we expect our network of drivers to expand and that our platform will be able to be more fully utilized in the industry.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have 44 shareholders, no banking lines of credit, $100,000 of shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds in this campaign factor into our financial resources and will allow us to scale and grow more quickly, however, we will still be able to run without this raise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are focused on marketing, building brand awareness and growing revenue.

LaneAxis is growing it's driver network every day without the crowd funds. The functional system will grow the revenue with already established relationships with major shippers and brokers that have verbally committed to use the LaneAxis system/network. The purpose of the crowd funding is to build the market awareness of the solution which will expedite the network/revenue growth and is not different from any other company needing capital to expand its growth. The $50,000 cash on hand is used conservatively as we add drivers daily to the network and looking forward to being able to expedite the growth from the crowd funds.

The funds from this campaign are not viable for the companies success but will help the growth and scale of the company. If we did not have these crowd funds, we would still be able to run.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our minimum of $10,000 does not have a hinderance on the future of LaneAxis and we

would continue operating the company for the foreseeable future. These expenses are based on the past company expenses leading up to the present.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding raise will allow over 12 months of operating expenses, primarily consistenting of marketing expenses: truck posters boards, social media marketing, email campaigns, trucker radio stations and more as the network and revenue ramp up.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

While there are many possible options for capital after this campaign, LaneAxis is looking to fund it's future growth through revenue. At this point in time we do not have any plans for future capital raises. We will address any future sources of capital as required by the business when needed.

Indebtedness

- **Creditor:** Shareholder convertible notes
  Amount Owed: $350,000.00
  Interest Rate: 4.0%
  Maturity Date: July 12, 2018

- **Creditor:** Certain shareholder
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: October 04, 2022
  The related interest expense was $14,050 and $14,000 for fiscal years 2019 and 2018, respectively. As of December 31, 2019 and December 31, 2018, the accrued interest was $49,397 and 35,397, respectively.

Related Party Transactions

- **Name of Entity:** Charles T. Sellers
  Relationship to Company: Minority shareholder
  Nature / amount of interest in the transaction: Note is for three years at 12% interest only per year.
  Material Terms: During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per

annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31 2019, the outstanding balance was $100,000.

Valuation

Pre-Money Valuation: $7,969,031.42

Valuation Details:

In determining our pre-money valuation, we looked at our IP assets, technology development, the market, competitors, and our partnerships. LaneAxis was formed in 2015. Since then, the Company has received approximately $4.6 million of capital and services to help it build its technology and network system. The Company has strategically deployed funds towards app development and buildout, research and development, reengineering its network system and marketing, resulting in obtaining a key patent, the development of a cutting edge mobile application (including a dedicated carrier and shipper portals), as well as the formation of key strategic partnerships to roll out its technology platform.

LaneAxis' IP assets factor significantly in its valuation figure. U.S. Patent 9,928,475, approved in March, 2018, grants LaneAxis exclusivity to a "Shipper to Carrier Direct Interaction Optimization Platform." We believe this alone adds tangible value to the company. LaneAxis has invested over a decade of research and development into creating a shipper-to-carrier direct network focused on the 600,000+ freight movements that are posted on load boards every day. The $800 billion U.S. trucking industry remains largely mired in paper and manual processes such as phoning, faxing and emails. We believe "competitors" such as Uber Freight, 10-4, and Macropoint, do little to address this lack of direct connectivity and efficiency. In our view, all of those companies - in essence - are de-facto load boards which peel away revenue from shippers and carriers. LaneAxis - via its partnership with AAOO - already has its own connected network of 100,000 drivers.

Additionally, LaneAxis has invested significant time and money into developing a blockchain and tokenized platform that will serve numerous functions as the network matures. The "AXIS" token - already listed on blockchain analytics platform Etherscan - represents another valuable asset in the LaneAxis portfolio. In the long term, the growth potential for the AXIS token is immeasurably positive.

We believe these factors justify our current valuation figure. The Company set its valuation internally without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  47.5%
  Facebook ads, LinkedIn ads, Truck Radio, Truck Stop Billboards, YouTube

- *Tech development/features*
  24.0%
  Lane-Rate Bidding, Predictive analytics for freight capacity. (User data feedback and deployment of new features to improve LTV:CAC)

- *Operations*
  20.0%
  Driver relationship support, any addition to new team members.

- *Legal*
  5.0%
  Continual Ip Patent protection and legal support.

If we raise the over allotment amount of $1,069,999.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  48.0%
  Facebook ads, LinkedIn ads, Truck Radio, Truck Stop Billboards, YouTube

- *Tech development/features:*
  25.0%
  Lane-Rate Bidding, Predictive analytics for freight capacity. (User data feedback and deployment of new features to improve LTV:CAC)

- *Operations*
  20.0%
  Driver relationship support, any addition to new team members.

- *legal*
  3.5%
  Continual Ip Patent protection and legal support.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.laneaxis.com (https://laneaxis.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/laneaxis-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LaneAxis, Inc.

[See attached]

LANEAXIS, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
LaneAxis, Inc.
Huntington Beach, California

We have reviewed the accompanying financial statements of LaneAxis, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 1, 2020
Los Angeles, California

LaneAxis, Inc.
Balance Sheet
(Unaudited)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	33,185	$	11,674
Total current assets		**33,185**		**11,674**
Property and equipment, net		12,494		14,211
Intangible assets, net		2,161,453		2,335,077
Total assets	$	**2,207,132**	$	**2,360,963**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Current portion of notes payable	$	350,000	$	350,000
Other current liabilities		49,397		35,397
Total current liabilities		**399,397**		**385,397**
Notes payable		100,000		-
Total liabilities		**499,397**		**385,397**
STOCKHOLDERS' EQUITY				
Common Stock		1,763		1,377
Additional Paid in Capital		3,925,799		3,567,303
Retained earnings/(Accumulated Deficit)		(2,219,826)		(1,593,114)
Total stockholders' equity		**1,707,736**		**1,975,566**
Total liabilities and members' equity	$	**2,207,132**	$	**2,360,963**

See accompanying notes to financial statements.

LANEAXIS, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ -	$ 418,428
Operating expenses		
General and administrative	363,097	555,418
Research and development	151,777	115,171
Sales and marketing	97,788	105,832
Total operating expenses	612,662	776,420
Operating income/(loss)	(612,662)	(357,992)
Interest expense	14,050	14,000
Income/(Loss) before provision for income taxes	(626,712)	(371,992)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (626,712)**	**$ (371,992)**

See accompanying notes to financial statements.

LANEAXIS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2017	**12,005,135**	**$ 1,201**	**$ 3,346,231**	**$ (1,221,122)**	**$ 2,126,309**
	-				
Net income/(loss)	-	-	-	(371,992)	**(371,992)**
Issuance of shares	1,768,000	177	326,442	-	**326,619**
Capital Dividends	-	-	(105,370)	-	**(105,370)**
Balance—December 31, 2018	**13,773,135**	**$ 1,377**	**$ 3,567,302**	**$ (1,593,114)**	**1,975,566**
Net income/(loss)	-	-	-	(626,712)	**(626,712)**
Issuance of shares	3,855,482	386	488,493	-	**488,878**
Capital Dividends	-	-	(129,996)	-	**(129,996)**
Balance—December 31, 2019	**17,628,617**	**$ 1,763**	**$ 3,925,799**	**$ (2,219,826)**	**$ 1,707,736**

See accompanying notes to financial statements.

LaneAxis, Inc.
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (626,712)	$ (371,992)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	3,318	1,579
Amortization of intangibles	173,624	164,985
Changes in operating assets and liabilities:		
Other current liabilities	14,000	14,000
Net cash provided/(used) by operating activities	**(435,770)**	**(191,428)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(1,601)	(15,790)
Purchases of intangible assets	-	(2,356)
Net cash provided/(used) in investing activities	**(1,601)**	**(18,146)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	100,000	-
Issuance of Common Shares	488,878	326,619
Capital Dividend Payment	(129,996)	(105,370)
Net cash provided/(used) by financing activities	**458,882**	**221,248**
Change in cash	21,512	11,674
Cash—beginning of year	11,674	-
Cash—end of year	**$ 33,186**	**$ 11,674**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

LaneAxis, Inc. was formed on June 4, 2015 in the state of Delaware. The financial statements of LaneAxis, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Huntington Beach, California.

LaneAxis, Inc. is a software company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the supply chain industry. The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

LaneAxis, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 1, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as a result of its lease agreements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Interest payable	$ 49,397	$ 35,397
Total Other Current Liabilities	**$ 49,397**	**$ 35,397**

4. PROPERTY AND EQUIPMENT

As of December 31, 2019 and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Equipment	$ 17,391	$ 15,790
Property and Equipment, at Cost	**17,391**	**15,790**
Accumulated depreciation	(4,897)	(1,579)
Property and Equipment, Net	**$ 12,494**	**$ 14,211**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $3,318 and $1,579, respectively.

5. INTANGIBLE ASSETS

The components of the Company's intangible assets consist of the following definite-lived assets:

As of Year Ended December 31,	2019	2018
Intangible assets	$ 2,604,362	$ 2,604,362
Intellectual property and Patents	$ 2,604,362	$ 2,604,362
Accumulated amortization	(442,909)	(269,285)
Intangible assets, Net	**$ 2,161,453**	**$ 2,335,077**

Amortization expense for the year ended December 31, 2019 and 2018 was $173,624 and $164,985, respectively. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2019:

Period	Amortization Expense
2020	$ 173,624
2021	173,624
2022	173,624
2023	173,624
2024	173,624
Thereafter	1,293,332
Total	$ 2,161,453

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 consisted of 50,000,000 shares designated as common shares. As of December 31, 2018 and December 31, 2019, 13,733,135 and 17,628,617 of common shares have been issued and are outstanding.

Preferred Stock

The Company's authorized share capital as of December 31, 2019 consisted of 2,000,000 designated as preferred shares. None of the preferred shares have been issued and are outstanding.

7.   DEBT

Promissory Notes

During fiscal years 2016 and 2017, the Company entered into a series of Convertible Promissory Notes amounting to $350,000. The interest rate is 4% per annum. The principal and accrued interest are payable on demand. As of December 2018 and December 2019, the outstanding balance was $350,000. The entire balance was classified as current.

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31 2019, the outstanding balance was $100,000. The entire balance was classified as non-current.

The related interest expense was $14,050 and $14,000 for fiscal years 2019 and 2018, respectively. As of December 31, 2019 and December 31, 2018, the accrued interest was $49,397 and 35,397, respectively.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (76,008)	$ (111,002)
Valuation Allowance	76,008	111,002
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (662,396)	$ (475,385)
Valuation Allowance	662,396	475,385
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019 and December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $466,163 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $196,233, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019 and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019 and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

9. RELATED PARTY

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31 2019, the outstanding balance was $100,000.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any operating leases as of December 31, 2019 and December 31, 2018.

Rent expense for the fiscal years 2019 and 2018 was $25,766 and $13,843, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019 and December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 1, 2020, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has a stockholder's deficit of $2,219,826 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

LaneAxis, Inc.



🌐 Website   📍 Huntington Beach, CA   TECHNOLOGY   TRANSPORTATION

LaneAxis is a SaaS company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the badly broken supply chain industry. Our immediate impact will cut the average managed fee per shipment cost of $200 down to $0.99.

$0.00 raised ⓘ

0 Investors	Days Left
% Equity Offered	**$7.97M** Valuation
Equity Offering Type	**$299.71** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   🤍 Follow

Reasons to Invest

- Massive Market: The U.S. trucking industry produces nearly $800 billion annually in revenue, 35 million shipments are moved each day and is expected to grow by 35% through 2027 according to trucks.com

- Strong Team & Partnerships: 40+ Shareholders with deep connections in the Supply Chain industry; American Association of Owner Operators Partners (100,000+ Driver Network), Pilot Flying J and HERE Maps

- Great Product: Patent issued technology (U.S. Patent #9,928,475) and a feature rich, driver centric app connection to our shipper-carrier portal.



A Letter From the LaneAxis Team

To Our Potential Investors,

Let's cut to THE BIG QUESTION: "Why should I invest in this company? Why LaneAxis?"

The most obvious answer, of course, is to make money.

While no one can promise a return on any particular investment – what we can offer is compelling perspective and data on the broken state of the supply chain industry – and how our deeply experienced team is taking a truly novel approach to fixing it.

Owning stock in a company is akin to owning a piece of a living, breathing, organism. It's been a thrilling, challenging, rewarding ride for us: numerous years of R&D, securing valuable patents, building a system meant to disrupt an $800 billion industry, and now piecing back that same industry into a unified transportation network designed to benefit everyone throughout the supply chain - right down to you and your loved ones.

We are in this for the "long haul." Once our campaign is completed, we will keep you updated on our progress every step of the way. We view you as more than just financial contributors, we view you as true partners – and will treat you with the respect true partners deserve.

We invite you to read through the information on this page closely - evaluate the market, the problems, our solutions, and our strategy. This is your best opportunity to own the largest stake possible in the LaneAxis solution.

opportunity to own the largest stake possible in the LaneAxis solution.

Sincerely,

Team LaneAxis.

OUR STORY

A Team of Transportation Industry Veterans Seeks a Way to Improve the Shipper-Driver Connection

More than 3.5 million people work as truck drivers in the United States. It's a nomadic and perilous lifestyle fraught with income uncertainty and weeks spent away from home.


PATENT ISSUED
TECHNOLOGY
$800 BILLION
TRUCKING INDUSTRY
DEEP INDUSTRY
SHIPPER CONNECTIONS
100,000 + EXISTING
DRIVER NETWORK

For decades, we believe a lack of transparency - and in many cases trust - has limited the ability for shippers (manufacturers), carriers & independent drivers to do meaningful business together. The result has been a fragmented, clumsy and costly model for moving freight.

Developed by a team with decades of combined experience in transportation and software development, the LaneAxis On-Demand Freight Network paves the way for a new era of trust and direct collaboration between shippers, carriers and drivers.

THE PROBLEM

Outdated Technology Leads to a Lack of Direct Connectivity, Transparency and Visibility Between Shippers and Carriers

Visibility Between Shippers and Carriers

The trucking industry hit what many consider a blind curve in 1980 - the result of landmark federal legislation deregulating the trucking industry. The deregulation age birthed the explosion of freight brokers and third party logistics companies who spotted an opportunity to service manufacturers and shippers who viewed deregulation as a major headache. Finding, connecting to and managing dozens, if not hundreds or thousands of independent haulers proved nearly impossible. Brokers and 3PLs quickly established unregulated commission fees of 15-50% for their services.

Fast forward to the late 90s - and the mass adoption of the internet. Suddenly brokers and 3PLs could broadcast their loads to truckers and expand their near monopolies over the industry. These intermediary "managed services" were - and continue - to rake in billions in profits, in fact gross total revenues reached $213.5 Billion in 2018. All while peeling profits away from shippers and drivers.


LOGISTICS
ANALYST

Roll the time machine forward to the late 2000s, and the advent of smartphone tech and mobile apps. The tide now turns. Technology is finally catching up and the LaneAxis network sets the course to shift the paradigm.

Our focus is on the persistent two-pronged problem: 1) Connecting shippers directly to drivers/carriers. 2) Managing the complicated process of a freight movement from A to Z - from contracts to insurance certificates to shipment documents - all the way to the final proof of delivery.


No Driver Network
A lack of a driver network means shippers and truckers rely on digital load boards, instead of connecting directly.
Costly "Managed Services"
Shippers turn to "managed services" - for a 15-50% fee - to handle tasks such as contracts, insurance, and freight tracking
CURRENT


PROBLEMS
20 Billion Empty Truck Miles
The lack of visibility means trucks driving 20 billion+ miles hauling empty trailers every year.
No Visibility
90% of trucking companies own 6 trucks or less. A lack of tech means phone calls, emails & faxes still dominate

THE SOLUTION

Data Fueled Network Portal Connects Shippers to Carriers Directly & Automates Shipment Management

On the Carrier Portal side, trucking companies gain insights to real time data, custom KPIs , visibility of their drivers' locations/statuses - all while providing end-to-end visibility directly to their shipping customers. Driver network visibility enables shippers to send drivers "revenue alerts" directly to the drivers phone for available shipments for immediate connection.


A Unified Network
The LaneAxis Freight Network is unique to the market in that it is focused on unifying small trucking companies into a powerhouse network.
Automated Carrier Management
The LaneAxis system automates costly and cumbersome tasks such as contract and insurance management, driver notifications, & more.
LANEAXIS®
SOLUTIONS
Direct Connectivity
By connecting shippers directly to drivers, all sides save money, time and hassles - as well as eliminating billions of empty truck miles per year.
The Patent
LaneAxis essentially "owns the process" of a shipper-to-carrier direct software platform. U.S. patent 9,928,475 was approved in March, 2018.

The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

As the driver network grows the Shipper portal integrates itself to both the carrier portal and mobile app. The Shipper portal enhances the shipper-carrier connection. Marrying these three together will solve major inefficiencies of detention times, empty miles and billions of dollars in managed services fees.



OUR TRACTION

Years of R&D, Depth of Industry Knowledge, Deep Connections in the Supply Chain and *Patent-Protected* IP

Decades of combined trucking experience prior to our inception propel our team to develop new technological solutions aimed at solving massive inefficiencies in the supply chain.

- July 2016 Patent filed
- June 2015 LaneAxis Incorporated and currently has over 40 shareholders.
- March 2018 Patent issued "Shipper Carrier Interaction Optimization Platform" #9,928,475
- 2018 R&D with blockchain technology for the LaneAxis network. The AXIS Token will monitor network transactions and is on the future roadmap as the network matures.
- 2019, forged multiple strategic partnerships, including with American Association of Owner Operators, Pilot Flying J and HERE truck specific mapping

LaneAxis Partners

   

WHAT WE DO

We've Built an On-Demand Logistics Network to Solve Industry-Wide Problems, Connecting All Parties in a Singular Transportation Ecosystem

We believe LaneAxis is at the forefront of the Transportation Driver and Data Network supported by patented software. The LaneAxis platform provides shippers visibility to a filtered query driver pool, allowing drivers to receive "revenue alerts' in advance via network visibility. Once connected, loads are tracked in real-time, monitors truck capacity which allows drivers to pick up additional loads, and then sends electronic documentation to the shippers.


LANEAXIS
70 ft
1h 46 mins

**Computer generated images of our current software platforms.*

LaneAxis leverages smart technology to help the trucking industry reach a new level of efficiency and predictive analytics to forecast available drivers providing visibility to where drivers currently are located and to their delivery location.

THE MARKET

The Trucking and Shipping Industry is Growing

- According to the American Trucking Associations' (ATA) U.S. Freight Transportation Forecast to 2027, overall annual freight tonnage is expected to grow by a total of 35% between 2016 and 2027, with the amount of freight moved by trucks expected to grow 27% during that period.
- The U.S. trucking industry produces nearly $800 billion annually in revenue, and is expected to cross the $1 trillion mark in the next 4-5 years.
- In 2016, the global third-party logistics market reached $802 billion and is forecast to reach $15.5 trillion by 2023.
- Research firm Frost & Sullivan estimates trucking-focused apps could become a $35.4 Billion Market by 2025.
- Technology stocks offer investors a lot of opportunities. In fact, the sector offered the highest returns of all ranked market sectors at 34.28% in 2017 (source, source)

TRUCKING INDUSTRY TRENDS


Global Logistics Market
US Trucking Industry
Freight Moved by Trucks
Overall Freight Tonnage
35%
27%
$800 billion
$15.5 trillion
01
Overall US Freight Tonnage is forecasted to grow 35% through 2027
02
Freight moved by Trucks to grow 27% through 2027
03
US Trucking generates $800 Billion in annual revenue
04
The Global Logistics Market is forecast to reach $15.5 Trillion 2023

TRUCKING TECH TRENDS


Tech Stocks
19% Market Share
Trucking Apps
Frost & Sullivan estimates trucking-focused apps could become a $35.4B Market
Supply Chain Tech Equity Deals
Equity deals in Supply Chain & Logistics Tech industries totaled $12.1B in 2018
Truck Tech Startups
Funding for Truck Tech Startups jumped from $114M in 2014 to $3.6B in 2018

Source, Source, Source, Source, Source , Source, Source

HOW WE ARE DIFFERENT

A First of its Kind Data-Driven Network

LaneAxis does not view its solution as a "competitor" - we are a creator of a company-agnostic network built to benefit all parties in the supply chain. While legacy "competitors" such as Fourkites, 10-4, Macropoint and even Uber Freight seek to connect drivers to available loads, in reality we believe they're little more than next generation load boards reposting existing loads - essentially a copy and paste job. None are providing a data-backed transportation network like LaneAxis.


Not only will LaneAxis improve efficiencies, but it will provide all participants with access to its platform, including insurance companies, shippers, drivers, and remaining brokers.
Forbes

Forbes Article

THE BUSINESS MODEL

The Design of the LaneAxis Network and App Creates Multiple Revenue Streams but One Solution Focus

The Professional Trucker app with truck specific navigation is free for drivers. From the portal, Carriers and Brokers of any size can register and add drivers for

free. When a carrier/broker creates a shipment, they assign it to a driver, then can track the shipment for a fee of only $0.99. They can then send a tracking link - free of charge - to their shipping customer eliminating phone calls/headaches and allowing all parties to sit back and watch the status of their shipment get delivered and signed with an electronic proof of delivery. No more phone calls, paperwork, and emails.



Computer generated images of our current software platforms.

Shippers can register, invite and add their preferred carriers for free. From the network shippers can negotiate shipments with their preferred carriers, confirm rates, track loads in real-time with electronic documents for a $.99 fee. Shippers also can query the network, find new carriers and add them to their network. Rate confirmation with carriers outside their network will be charged a 5% data access fee.

The future of LaneAxis is the aggregation of data through the network data access charges.

THE VISION

An Efficient Shipping Supply Chain that Benefits Everyone

Our goal is to put money back into the pockets of drivers/carriers and shippers and to grow our system large enough to have a positive impact on our economy by eliminating empty truck miles and waste. We are building a system designed to be agnostic to all supply chain parties, one where everyone benefits.


LANEAXIS

**Computer generated images of our current software platforms.*

OUR TEAM

A Team with Trucking and Tech Experience to Drive this Concept to Reality

The leadership team at LaneAxis comes to the table with a diverse but relevant background for the trucking logistics industry. Our team is comprised of transportation and logistics veterans with trucking company ownership experience, entrepreneurs with a deep understanding of software development and integration, and financial professionals who have worked on the side of ensuring successful companies are managed appropriately from the financial end. LaneAxis leadership and primary contributors possess decades of experience in transportation, retail, finance, media, marketing, and technology - therefore bringing a deep and diverse experience set for developing opportunities and growing companies.

WHY INVEST

Join us in Modernizing the Trucking and Shipping Industry

Our solution gives benefits to every party involved in transportation movements: drivers, carriers and shippers. Most small to medium-sized trucking firms ***lack the***

technology, know-how, and capital to modernize their operations, which would benefit both their drivers and their customers. LaneAxis makes this possible. As the trucking industry continues to grow, we seek your investment to help us do our part in ensuring it expands in a way that we believe benefits all parties involved and improves our environment today.





LaneAxis Owns the Process

2015
Incorporated with 40 shareholders. Filed patents for Shipper-to-Carrier direct software

2016
Original System Created

March 2018
U.S. Patent Approved for Shipper to Carrier Direct Software Platform

Q1-Q2 2019
Forged multiple strategic partnerships, including with American Association of

Q4 2019
Launched Pro Truck Driver App on App Store and Google Play Store

2020 and Beyond
Scaling the network, customers and revenue. Continuing to stay ahead of

Association of
Owner
Operators and
Pilot Flying J

stay ahead of
the technology
curve.

(ANTICIPATED)

In the Press

Forbes   FleetOwner   HEFFX
LIVE TRADING NEWS   SAN DIEGO BUSINESS JOURNAL   Transport Topics

SHOW MORE

Meet Our Team



Rick Burnett

Founder, CEO, Director

*Rick's extensive knowledge of mobile
technology, software development, and deep
experience in (and love for) trucking and
logistics inspired him to create LaneAxis. A
former partner in a trucking company, Rick
spent a decade researching and developing a
mobile-based platform that provides real-
time tracking and data analytics over freight*

time tracking and data analytics over freight movements. Rick's expertise culminated with the design of a Shipper-to-Carrier direct optimization platform that was granted a full U.S. Patent in March, 2018.

Rick Burnett works full time at Lane Axis. 45-50+ hours per week





Mason Burnett

COO & Director

Mason oversees all internal operations at LaneAxis, commanding a lean and agile workflow within and between all teams, ensuring the elimination of any silo-based thinking. With a background in business systems/administration and a deep knowledge of the freight transportation industry, Mason keeps LaneAxis streamlined, on budget, and fiercely focused. Mason Burnett works full time at Lane Axis. 45-50+ hours per week.



Himanshu Yadav

Technology Lead

Fluent in all coding languages, Himanshu has fully immersed himself in the freight logistics and supply chain industries. Focus areas include: virtualization, networking, UI, UX, Enterprise Software, Large Scale Systems, Web and Mobile App Development, and the creation of highly scalable cloud platforms.
He is full time at the company, 45-50+ hours per week.



Andrew Rivera

CMO

Andrew is an award-winning former TV news journalist with nearly a decade of corporate experience in Public Relations and Marketing. He spent 10+ years with Disney ABC Television. Now immersed in logistics and freight transportation, he led a global marketing campaign for a successful token sale focused on a cutting edge data analytics platform. Technically and editorially savvy, he thrives on every opportunity to create imaginative writing and visuals that slice through the clutter. Andrew Rivera works full time at Lane Axis. 45-50+ hours per week



Alex Williams

Sales Advisor

Alex is a veteran of the transportation and logistics industries, having worked for and with freight brokerages and directly with large shippers looking to move loads, including major U.S. automakers. Alex currently leads Business Development for The Campbell Company, a 40-year-old firm focused on supply chain solutions for the automotive, transportation and energy sectors. In his full time role with the Campbell Company, Alex serves as Director of National Accounts for LaneAxis.



Mark Williams

Sales | Supply Chain Management Advisor

Mark brings over two decades of supply chain management experience to his advisory post, having developed and implemented logistics strategies for Fortune 500 companies and second-tier manufacturers – both domestically and abroad. Mark developed the "Conquest Sales Process" to establish target customers and sectors



Clint Johnson

Logistics & Supply Chain Development Advisor

Clint spent nearly a decade as a Walmart logistics and supply chain executive. Having managed freight logistics for the largest company in the world, Clint has a proven track record in merchandising, supply chain, analytics, inventory control, and auditing. He is currently VP of Topco, a $14 billion company that provides supply chain



David Patton

Sales | Auto Industry Focus Advisor

For nearly three decades, David has specialized in sales, brand marketing, long-term contract negotiations and international new product introduction into North America. Customers have included: General Motors, TRW, Ford Motors, Magna International, ZFLS, Tesla Motors, the EPA, and various freight carriers. David is



Phil Treglia

Strategic Advisor

A former Lieutenant Colonel in the United States Marine Corps, Phil is a strategic-minded operations executive and advisor. Holding a Master's degree in Homeland Security from the U.S. Naval Postgraduate School, Phil now leads LaneAxis' government initiatives. Phil is currently a Professor of Homeland and

target customers and sectors, resulting in billions of dollars of managed revenue over the years. Mark is a seasoned veteran in new technology implementation, and currently serves as President of the Campbell Company, a supply chain focused sales firm.

that provides supply chain solutions to the food industry. As a longtime LaneAxis shareholder, Clint's focus is providing strategic planning guidance in the areas of logistics and supply chain development.

freight carriers. David is currently Senior V.P. for the Campbell Company, a supply chain focused sales firm.

National Security at Colorado Technical University.





Richard Levy
Senior Technical Advisor

Richard brings over 35 years of experience in the software space to his advisory role with LaneAxis, and was a key member in helping develop the company's patented foundational system. Richard has held prominent leadership positions developing enterprise and cloud-based platforms to support applications in the Banking, Corporate Legal, Insurance, and Governance Risk and Compliance (GRC) industries.

Tom Reid
Brokerage/3PL Advisor

An experienced transportation professional with over a decade of 3PL/freight brokerage operations and sales experience. Tom spent 8 years working for Coyote Logistics, a titan in the 3PL industry that was acquired by UPS in 2015 for nearly $2 billion. Tom is currently Director of Enterprise Accounts at RPM, a Detroit-based logistics provider with offices around the globe.

Offering Summary

Company :	LaneAxis, Inc.
Corporate Address :	419-A Main Street, Suite 121, Huntington Beach, CA 92648-8116
Offering Minimum :	$9,999.90
Offering Maximum :	$1,069,999.96
Minimum Investment Amount (per investor) :	$299.71

Terms

Offering Type :	Equity
Security Name :	Common Stock

Minimum Number of Shares Offered	:	24,390
Maximum Number of Shares Offered	:	2,609,756
Price per Share	:	$0.41
Pre-Money Valuation	:	$7,969,031.42

Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.

Bonus Rewards

Early Bird Bonus

25% bonus shares for the first 10 days of the campaign

15% bonus shares for the next 30 days of the campaign

5% bonus shares for the next 2 weeks of the campaign

Volume Bonuses

Invest $300+ and receive 1-month free service

Invest $500+ and receive 3-month free service

Invest $1,000+ and receive 6-month free service

Invest $2500+ and receive 1-year free service

All bonuses occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

LaneAxis, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.50 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow LaneAxis, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500



I'm not a robot



reCAPTCHA
Privacy - Terms

Post

About
Our Team
Equity Crowdfunding 101
Blog
Careers
Invest in StartEngine

Companies
Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders

Investors
Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus

Legal/Contact
Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us













EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

LaneAxis Founder's Message

Rick Burnett:
My name is Rick Burnett, founder and CEO of LaneAxis. We're focused on the supply chain, truck movements that are moving up and down the highway every year. There's a million trucks that move empty every day in the US. Why? Because there's no visibility into the driver network. There's 20 billion empty miles driven by truck drivers every year. As I sit here and I look out on the highway right now, I see that flatbed right there going empty. This harms productivity, reduces revenue, increases traffic congestion, increases consumer pricing. It has a negative effect on the environment. LaneAxis aims to solve all these inefficiencies. Now through the LaneAxis system, every needed party of the supply chain movement is involved in one centralized network.

Rick Burnett:
That's what the LaneAxis professional trucker app is going to do, is going to provide real time visibility into that four plus million driver network that will have real time tracking on all product movements. Our professional trucker app is a free app that provides truck-specific navigation and also points to our network that allows shippers and/or manufacturers to have direct access to the driver network and allow them through a revenue alert opportunity to connect directly to their driver. Most people would think that large shippers, like a Walmart or a UPS or a FedEx or an Amazon, they would have their supply chain the greatest that anybody would have, but every day they wake up and they come in the office and they need access to a driver network, they need access direct to carriers.

Rick Burnett:
They use load boards and freight brokers every day because there is no direct network. Even those large companies don't have access directly to drivers because there's no driver network. The professional trucker app is designed to build the professional trucker network to allow companies like a Walmart, a UPS, an Amazon, to go direct, to have visibility directly to where these drivers are. We at LaneAxis don't really view our solution as a competitor. We're a creator and a creator of a networking environment that is needed in the industry. A creator of a driver network that doesn't exist, a creator of an efficiency network that allows a direct connectivity, a creator of a network that helps reduce the million trucks going empty everyday.

LaneAxis Logistics Analyst

Clint Lazenby:
The top pain points in the industry are really around visibility; that's first and foremost. So the capacity of trucks don't know where the capacity of freight is.

Clint Lazenby:
The second one is about where is this at in the cycle? Today you're blind. The freight, once it gets picked up, both the shipper and the receiver, have no idea where that freight is at. If there's

a problem, there's no predictability.

Clint Lazenby:
If you think about every other part of your life, you have data. You have data in your house to make decisions. It's really remarkable that such an important part of our economy has absolutely no data, no insight to be able to make informed decisions.

Clint Lazenby:
LaneAxis fixes that. I think the time is right for LaneAxis because we've got infrastructure that's out in the cabs. We've got a full connectivity. The economics of data have changed and the actual independent truck drivers are ready to engage.

Clint Lazenby:
Our objective is to make it work better, work faster, provide companies, truckers. With information that makes their process better, makes them more profitable, improves their lives. We view that as valuable. We view that as valuable to the middle class in America. We view that as valuable to moving freight more efficiently. We view that as valuable to making our economy work better and that's really what we're trying to do.

LaneAxis Customer Success

Speaker 1:
Mike Lampe from North South Logistics in St. Louis, Missouri, specializes in the movement of household goods and furniture. He handles more than 15,000 shipments per year.

Mike Lampe:
LaneAxis has been a godsend for us. The biggest issue that we deal with on a daily basis is knowing where our freight is. Our customers expect the freight to be delivered at the time they say it's going to be delivered. Customers can handle something being delayed, but they can't handle it if they don't know. That's where the communication with LaneAxis has been essential. With LaneAxis, we know where they are. We can look online. We have the tools to be able to do that ourselves without having to make all these calls and rely on information that isn't always accurate. Last year, we had $10,000 in delay claims. I think if we can cut that down to zero, having LaneAxis available for us. Our company's grown 40% over each year, over the past two years. Our goals now with having realtime tracking are even bigger.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LANEAXIS, INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF JUNE, A.D. 2015, AT 2:32 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5760129 8100

150879873

AUTHENTICATION: 2439124

DATE: 06-04-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:44 PM 06/04/2015
FILED 02:32 PM 06/04/2015
SRV 150879873 - 5760129 FILE

CERTIFICATE OF INCORPORATION

OF

LANEAXIS, INC.

ARTICLE I.

The name of this corporation is Laneaxis, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle 19808. The name of the registered agent at that address is Corporation Service Company.

ARTICLE III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

The name of the Corporation's incorporator is Joan Raulston and the incorporator's mailing address is 3580 Carmel Mountain Road, Suite 300, San Diego, California 92130.

ARTICLE V.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Twelve Million (12,000,000), consisting of two classes of stock to be designated "Common Stock" and "Preferred Stock". The total number of shares of Common Stock that the Corporation is authorized to issue is Ten Million (10,000,000) shares, par value $0.0001, and the total number of Shares of Preferred Stock that the Corporation is authorized to issue is Two Million (2,000,000) shares, par value $0.0001.

A. <u>Common Stock</u>.

1. <u>General</u>. The voting, dividend and liquidation and other rights of the holders of the Common Stock are expressly made subject to and qualified by the rights of the holders of any series of Preferred Stock.

2. <u>Voting Rights</u>. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

3. <u>Dividends</u>. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor if, as and when determined by the Board of Directors in their sole discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as

amended from time to time, and subject to the relative rights and preferences of any shares of Preferred Stock authorized, issued and outstanding hereunder.

4. <u>Liquidation.</u> Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Common Stock will be entitled to receive <u>pro rata</u> all assets of the Corporation available for distribution to its stockholders, subject, however, to the liquidation rights of the holders of Preferred Stock authorized, issued and outstanding hereunder.

B. <u>Preferred Stock.</u> The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

ARTICLE VI.

A director of the Corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE VII.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE VIII.

Election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE IX.

The number of directors which shall constitute the whole Board of Directors of the Corporation shall be fixed from time to time by, or in the manner provided in, the Bylaws of the Corporation or in an amendment thereof duly adopted by the Board of Directors of the Corporation or by the stockholders of the Corporation.

ARTICLE X.

Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.

ARTICLE XI.

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Incorporation this 4th day of June, 2015.

Joan Raulston

Joan Raulston
Sole Incorporator

3.

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 02/23/2017
FILED 12:35 PM 02/23/2017
SR 20171176697 - File Number 5760129

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of
Laneaxis, Inc.
resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Article V" so that, as amended, said Article shall be and read as follows:

Article V of the Certificate of Incorporation of the Corporation has been amended as set forth in Exhibit A attached hereto and made a part hereof by this reference.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 21st day of February, 2017.



By: [signature]
Authorized Officer

Title: Chief Executive Officer

Name: Rick Burnett
Print or Type

**to Certificate of Amendment of Certificate of Incorporation
of Laneaxis, Inc.**

1. Name of corporation: Laneaxis, Inc. (the "Corporation").

2. The Certificate of Incorporation of the Corporation is amended by deleting Article V in its entirety and replacing it with the following:

       The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifty-Two Million (52,000,000), consisting of two classes of stock to be designated "Common Stock" and "Preferred Stock". The total number of shares of Common Stock that the Corporation is authorized to issue is Fifty Million (50,000,000) shares, $0.0001 par value per share (the "Common Stock"), and the total number of shares of Preferred Stock that the Corporation is authorized to issues is Two Million (2,000,000) shares, $0.0001 par value per share (the "Preferred Stock").

       A.   <u>Common Stock</u>.

       1.   <u>General</u>. The voting, dividend and liquidation and other rights of the holders of the Common Stock are expressly made subject to and qualified by the rights of the holders of any series of the Preferred Stock.

       2.   <u>Voting Rights</u>. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted by the Corporation's stockholders.

       3.   <u>Dividends</u>. Dividends may be declared and paid on the Common Stock from funds lawfully available therefore if, as and when determined by the Board of Directors in their sold discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as amended from time to time, and subject to the relatively rights and preferences of any shares of the Preferred Stock authorized, issued and outstanding hereunder.

       4.   <u>Liquidation</u>. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the liquidation rights of the holders of the Preferred Stock authorized, issued and outstanding hereunder.

       B.   <u>Preferred Stock</u>. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. hi case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote

thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.